錦興集團有限公司
*(Incorporated in Bermuda with limited liability)*

**HANNY**
VISIONS AHEAD

RECEIVED
2007 SEP 25 A 5:

082-03638

Date: 13 September 2007

**BY AIRMAIL**

Office of International Corporate F[redacted]
Securities & Exchange Commissio[redacted]
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

07026919

SUPPL

Dear Sirs,

**HANNY HOLDINGS LIMITED ("Company")**
**- ISIN US 41068T2087**

We enclose herewith a printed copy of the Circular dated 13 September 2007 of the Company in relation to the Final Scrip Dividend Scheme for the year ended 31 March 2007 for your filing under the ISIN US 41068T2087.

Thank you for your kind attention.

Yours faithfully,
*For and on behalf of*
HANNY HOLDINGS LIMITED

PROCESSED
SEP 26 2007
THOMSON FINANCIAL

Richard Lui
Deputy Managing Director
& Company Secretary

Encls.

dw 9/25


香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

O:\Hanny 2007 Correspondence\Letter\-202-Insurance-13 Sep 07.doc

## THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

**If you are in any doubt** as to any aspect of this circular or as to the action to be taken, you should immediately consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your securities in **Hanny Holdings Limited,** you should at once hand this circular and the accompanying form of election to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.



HANNY
VISIONS AHEAD

# HANNY HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*

**(Stock Code: 275)**

*Executive Directors:*
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

*Independent Non-executive Directors:*
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

*Registered office:*
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

*Head office and principal place of business in Hong Kong:*
31st Floor, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

13 September 2007

*To the shareholders and, for information only, to the holders of convertible bonds*

Dear Sir or Madam,

## SCRIP DIVIDEND SCHEME IN RELATION TO THE FINAL DIVIDEND FOR THE YEAR ENDED 31 MARCH 2007

### PARTICULARS OF THE FINAL DIVIDEND

On Friday, 27 July 2007, Hanny Holdings Limited (the "Company") announced that the board of directors (the "Board") of the Company resolved to recommend the payment of final dividend of HK1 cent per share of HK$0.01 each in the capital of the Company ("Share(s)") for the year ended 31 March 2007 (the "2007 Final Dividend") to the shareholders whose names appear on the register of members of the Company on Monday, 10 September 2007 ("Record Date"), and that the shareholders would be given the option to receive shares of HK$0.01 each ("New Shares") in the capital of the Company in lieu of cash in respect of part or all of such dividend (the "Scrip Dividend Scheme"). The register of members of the Company were closed from Friday, 7 September 2007 to Monday, 10 September 2007, both days inclusive, during which period no transfer of shares would be effected. The last date on which the transfers were accepted for registration for participation in the Scrip Dividend Scheme was 6 September 2007.

At the annual general meeting of the Company held on Monday, 10 September 2007, the 2007 Final Dividend was approved by the shareholders of the Company. Accordingly, each eligible shareholder of the Company has the following choices in respect of the 2007 Final Dividend:

(a) to receive a cash dividend of HK$0.01 per Share; or

(b) to be allotted New Shares at HK$0.3292 per New Share credited as fully paid and having an aggregate market value (as determined by the market value stated below), equal to the total amount of the 2007 Final Dividend which such shareholder would otherwise receive in cash (New Shares will be allotted by way of capitalization of profits to the shareholders of the Company electing to receive New Shares in lieu of cash dividend); or

(c) to receive the 2007 Final Dividend partly in cash and partly in New Shares.

The number of New Shares to be allotted to the shareholders pursuant to the Scrip Dividend Scheme would be calculated by reference to the market value of HK$0.3292 which was the average of the closing prices per Share of the Company quoted on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the five consecutive trading days from Tuesday, 4 September 2007 to Monday, 10 September 2007. Accordingly, the number of New Shares that the shareholders will receive in respect of their shareholdings on the Record Date under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of Shares to be received} = \text{Number of New Shares held on the Record Date for which election is made} \times \frac{\text{HK\$0.01}}{\text{HK\$0.3292}}$$

If all shareholders elect to receive their 2007 Final Dividend entitlements in New Shares, based on 3,338,122,932 Shares of the Company in issue on 10 September 2007, not more than 101,401,061 New Shares will be issued under the Scrip Dividend Scheme. The New Shares to be issued will rank pari passu in all respects with the existing Shares, except that they will not rank for the 2007 Final Dividend for the year ended 31 March 2007. The number of New Shares to be allotted to each shareholder will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will not be issued to the shareholders but will be aggregated for the benefit of the Company.

## FORM OF ELECTION

A form of election is enclosed with this circular for use by the shareholders who wish to receive the 2007 Final Dividend wholly in the form of New Shares or partly in cash and partly in the form of New Shares.

**Shareholders who wish to receive an allotment of New Shares in lieu of payment in cash of the 2007 Final Dividend, whether in whole or in part, should complete and sign the form of election in accordance with the instructions printed thereon and return it to the branch share registrar of the Company in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 28 September 2007. No acknowledgement of receipt of the form of election will be issued.**

**If you do not return the form of election before the time stated above, you will receive your 2007 Final Dividend wholly in cash.**

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders on the Record Date.

**OVERSEAS SHAREHOLDERS**

Based on the register of members of the Company as at the Record Date, all the shareholders of the Company had registered addresses in Hong Kong save that there were one shareholder in Australia, three shareholders in the United Kingdom, two shareholders in Malaysia, one shareholder in the United States of America, one shareholder in Canada, one shareholder in Spain and one shareholder in Singapore.

In relation to the other overseas shareholders whose registered addresses were in Australia, Canada, the United Kingdom, Malaysia, Spain, the United States of America and Singapore, the Directors have made enquiries with legal advisers in the relevant jurisdictions, and have been advised that there are no restrictions or requirements on the issue of scrip dividend to such overseas shareholders. Accordingly, these shareholders will be permitted to participate in the Scrip Dividend Scheme.

None of this circular, the form of election nor the New Shares will be registered or filed under the securities laws or equivalent legislation of any jurisdiction outside Hong Kong. The participation in the Scrip Dividend Scheme by overseas shareholders may be restricted by the laws of their relevant jurisdictions. No shareholders receiving a copy of this document and/or a form of election in any territory outside Hong Kong may treat the same as an invitation to elect for New Shares unless in the relevant territory such invitation could lawfully be made to him/her without having to comply with any unfulfilled registration or other legal requirements. Shareholders with registered addresses outside Hong Kong should consult their own professional advisers as to whether or not they are permitted to receive the 2007 Final Dividend in the form of an issue of New Shares or if any governmental or other consent is required or other formalities which need to be observed and whether there are any other restrictions in relation to the future sale of any New Shares so acquired. Overseas shareholders residing in jurisdiction where it would be illegal for them to participate in the Scrip Dividend Scheme will be deemed to have received this circular and/or form of election for information only.

## STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND WARRANTS AND/OR SHARE CERTIFICATES

Application has been made to the Listing Committee of the Stock Exchange for listing of and permission to deal in the New Shares to be issued pursuant to the Scrip Dividend Scheme. The Scrip Dividend Scheme is conditional upon listing approval being granted by the Listing Committee of the Stock Exchange in respect of the New Shares to be issued pursuant thereto. No equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal in on any other stock exchange being or proposed to be sought. The relevant dividend warrants and/or share certificates for the New Shares will be posted to the shareholders entitled thereto at their own risk on or around Tuesday, 9 October 2007. It is expected that dealings in the New Shares will commence on Wednesday, 10 October 2007. In the unlikely event that New Shares are not admitted to listing before Tuesday, 9 October 2007, the form of election will be disregarded and the 2007 Final Dividend will be paid in full in cash in the usual way.

## ADVANTAGE OF SCRIP DIVIDEND SCHEME

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investment in the Company as provided above, without incurring brokerage fees and stamp duty cost. The Scrip Dividend Scheme will also benefit the Company because, to the extent that the shareholders receive New Shares, whether in whole or in part, in respect of the 2007 Final Dividend, such cash which would otherwise have been paid to the shareholders will be retained for use by the Company.

## GENERAL

Whether or not it is to your advantage to elect to receive your 2007 Final Dividend in New Shares or cash, whether in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT YOUR LICENSED SECURITIES DEALER, BANK MANAGER, SOLICITOR, PROFESSIONAL ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.**

Yours faithfully,
For and on behalf of the Board of
**Hanny Holdings Limited**
**Dr. Chan Kwok Keung, Charles**
*Chairman*

## 於聯交所上市及寄發股息單及／或股票

本公司已向聯交所上市委員會作出申請批准根據以股代息計劃將予發行之新股份上市及買賣。以股代息計劃須待聯交所上市委員會批准根據以股代息計劃而將予發行之新股份上市後，方可作實。本公司之股份或債務證券現時並無在其他證券交易所上市或買賣，亦無或擬尋求在其他證券交易所上市或買賣。有關之股息單及／或新股份股票將約於二零零七年十月九日(星期二)寄發予有權收取上述者之股東，一切郵誤風險概由收件人自行承擔。預期新股份將於二零零七年十月十日(星期三)起買賣。倘於二零零七年十月九日(星期二)前新股份並未獲准上市(儘管此情況不大可能出現)，選擇表格將告失效，而二零零七年末期股息亦將一如往常地全部以現金派付。

## 以股代息計劃之優點

股東可藉以股代息計劃增加其在本公司之投資，而毋須承擔經紀費及印花稅。對本公司而言，以股代息計劃亦可令本公司受惠，因倘股東收取新股份以代替全部或部份二零零七年末期股息，則本公司將可保留原應派予股東之現金加以運用。

## 一般事項

就此項二零零七年末期股息選擇收取新股份或現金(不論全部或部份)，何者較為有利，須視乎　閣下之個別情況而定，而此項決定及其所產生之影響亦應由每位股東自負責任。　**閣下如有任何疑問，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。**

此致

列位股東　台照

及列位可兑換債券持有人　參照

代表董事會
**錦興集團有限公司**
主席
**陳國強博士**
謹啟

二零零七年九月十三日

若股東並無指明就彼等選擇收取獲配發新股份之股份數目，或彼等選擇收取新股份之股份數目較登記持股量為多，則彼等將被視作已就其於記錄日期所持有之所有股份選擇以新股份收取股息。

**海外股東**

根據於記錄日期本公司之股東名冊所載，除一名位於澳洲、三名位於英國、兩名位於馬來西亞、一名位於美國、一名位於加拿大、一名位於西班牙及一名位於新加坡之股東外，本公司所有股東之登記地址均為香港。

至於登記地址位於澳洲、加拿大、英國、馬來西亞、西班牙、美國及新加坡之其他海外股東，董事經諮詢各有關司法權區之法律顧問之意見後，獲悉向該等海外股東發行代息股份並不存在限制或規定。因此，該等股東將獲准參與以股代息計劃。

本通函、選擇表格或新股份概不會根據香港以外任何司法權區之證券法或相等法例註冊或存檔。海外股東可能受其司法權區之法律限制參與以股代息計劃。倘香港以外任何地區之股東收到本文件及／或選擇表格，將不可視作選擇新股份之邀請，除非在有關地區向該股東作出該項邀請乃合法並毋須遵守任何未履行之註冊或其他法規要求。登記地址在香港以外之股東應向其專業顧問諮詢，彼等是否獲准收取新股份作為二零零七年末期股息，或是否須經任何政府或其他方面許可，或是否須遵守其他手續，或是否存在有關未來銷售所收取之新股份之任何其他限制。居於參與以股代息計劃為不合法之司法權區之海外股東，將被視為收取本通函及／或選擇表格以僅供參考之用。

於二零零七年九月十日(星期一)舉行之本公司股東週年大會上，本公司股東已批准派發二零零七年末期股息。因此，本公司之合資格股東可就二零零七年末期股息作出以下選擇：

(甲) 收取現金股息每股股份0.01港元；或

(乙) 獲配發新股份每股0.3292港元並已入賬列為已繳足股款，而其總市值(由下列所述之市價釐定)相等於該股東倘若選擇以現金收取之二零零七年末期股息總額(新股份將以溢利資本化之形式配發予選擇收取新股份以代替現金股息之本公司股東)；或

(丙) 部分以現金及部份以新股份收取二零零七年末期股息。

根據以股代息計劃配發予股東之新股份數目乃參照本公司股份自二零零七年九月四日(星期二)起至二零零七年九月十日(星期一)止連續五個交易日在香港聯合交易所有限公司(「聯交所」)所報之每股平均收市價，即市值0.3292港元計算。因此，按以股代息計劃，股東就其於記錄日期持有之股份可收取之新股份數目將根據以下方式計算：

| | | | | |
|---|---|---|---|---|
| 應收取之<br>新股份數目 | = | 於記錄日期持有<br>並選擇收取股份之股份數目 | X | 0.01港元<br>0.3292港元 |

倘全體股東選擇以新股份收取彼等之二零零七年末期股息，則按於二零零七年九月十日本公司已發行之3,338,122,932股股份計算，本公司將根據以股代息計劃發行不多於101,401,061股新股份。將予發行之新股份在各方面將與現有股份享有同等權益，惟不得享有截至二零零七年三月三十一日止年度之二零零七年末期股息。每位股東所獲配發之新股份數目將被向下調整至最接近之整數。零碎新股份將不獲配發予股東，惟將予彙集並將有關利益撥歸本公司所有。

**選擇表格**

隨本通函附上一份選擇表格，以供股東就二零零七年末期股息選擇全部收取新股份或選擇部份收取現金及部份收取新股份。

**股東如欲就其二零零七年末期股息選擇收取新股份(不論全部或部份)以代替收取現金，務請依照選擇表格按其列印之指示填妥及簽署該表格，並最遲須於二零零七年九月二十八日(星期五)下午四時前交回本公司之香港股份過戶登記分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。本公司將不會就收到之選擇表格發出收據。**

**倘　閣下未能於上述時間前交回選擇表格，　閣下將全部以現金收取二零零七年末期股息。**

**此乃要件　請即處理**

**閣下如**對本通函之任何方面或將予採取之行動有任何疑問，應立即諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如**已將名下所有**錦興集團有限公司**證券**出售或轉讓**，應立即將本通函及隨附之選擇表格交予買主或承讓人，或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。



HANNY
VISIONS AHEAD

# HANNY HOLDINGS LIMITED
# 錦興集團有限公司*

(於百慕達註冊成立之有限公司)

**(股份代號：275)**

執行董事：
陳國強博士(主席)
Yap, Allan 博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
中環
夏愨道12號
美國銀行中心31樓

敬啟者：

## 有關截至二零零七年三月三十一日止年度末期股息之以股代息計劃

### 末期股息之資料

於二零零七年七月二十七日(星期五)，錦興集團有限公司(「本公司」)宣佈本公司董事會(「董事會」)建議就本公司股本中每股面值0.01港元之股份(「股份」)派發截至二零零七年三月三十一日止年度之末期股息(「二零零七年末期股息」)每股1港仙，予於二零零七年九月十日(星期一)(「記錄日期」)名列本公司股東名冊內之股東，以及股東可就部份或全部該等股息選擇收取本公司股本中每股面值0.01港元之股份(「新股份」)，以代替現金(「以股代息計劃」)。本公司已於二零零七年九月七日(星期五)至二零零七年九月十日(星期一)(包括首尾兩天)暫停辦理股份過戶及登記手續。接受辦理有關登記參與以股代息計劃之股份過戶及登記手續之最後日期為二零零七年九月六日。

* 僅供識別

錦興集團有限公司
*(Incorporated in Bermuda with limited liability)*

HANNY
VISIONS AHEAD

RECEIVED
2007 SEP 25 A 5:15

Date: 11 September 2007

**BY AIRMAIL**

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

Dear Sirs,

**HANNY HOLDINGS LIMITED ("Company")**
**- ISIN US 41068T2087**

We enclose herewith a copy of the announcement dated 10 September 2007 of the Company (both English and Chinese Version) in relation to the supplemental agreements for placing agreement and subscription agreement for your filing under the ISIN US 41068T2087.

Thank you for your kind attention.

Yours faithfully,
*For and on behalf of*
HANNY HOLDINGS LIMITED

Richard Lui
Deputy Managing Director
& Company Secretary

Encls.

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

*announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

*This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.*

HANNY
VISIONS AHEAD

**HANNY HOLDINGS LIMITED**
*(Incorporated in Bermuda with limited liability)*
**(Stock code: 275)**

ITC

**ITC CORPORATION LIMITED**
*(Incorporated in Bermuda with limited liability)*
**(Stock code: 372)**

**SUPPLEMENTAL AGREEMENTS FOR PLACING AGREEMENT AND SUBSCRIPTION AGREEMENT**

**SUPPLEMENTAL AGREEMENT FOR SUBSCRIPTION AGREEMENT**

On 10 September 2007, Hanny and Placing Agent entered into a supplemental agreement to amend the terms of the Placing Agreement dated 24 August 2007 as a result of the Bonus Issue such that the Placing Price is adjusted to HK$0.29 per Placing Share.

On 10 September 2007, Hanny and ITC entered into a supplemental agreement to amend the terms of the Subscription Agreement dated 24 August 2007 as a result of the Bonus Issue such that the Subscription Price is adjusted to HK$0.29 per Subscription Share.

**BACKGROUND**

Reference is made to the joint announcement dated 27 August 2007 issued by ITC and Hanny (the "Announcement") in relation to the Placing Agreement and the Subscription Agreement and the circular of Hanny dated 24 August 2007 in relation to proposed bonus issue (the "Bonus Issue") of new shares of Hanny (the "Hanny Circular"). Capitalised terms used herein shall have the same meanings as those defined in the Announcement unless the context herein requires otherwise.

On 24 August 2007, Hanny entered into the Placing Agreement with the Placing Agent pursuant to which the Placing Agent agreed to place, on a best effort basis, up to an aggregate of 501,000,000 new Hanny Shares at the price of HK$0.35 per Placing Share.

On 24 August 2007, Hanny entered into the Subscription Agreement with ITC pursuant to which ITC agreed to subscribe or procure its nominee(s) to subscribe for up to 499,000,000 new Hanny Shares at HK$0.35 per Subscription Share. ITC further agreed that it shall subscribe or procure its nominee(s) to subscribe for such number of Subscription Shares which shall be the same as the number of Placing Shares to be placed under the Placing Agreement but not more than 499,000,000 Hanny Shares.

As set out in the Hanny Circular, the Hanny Directors proposed that the Bonus Issue will be made on the basis of one Bonus Share for every five existing issued Hanny Shares held on Monday, 10 September 2007, the record date to determine the entitlement. At the special general meeting of Hanny held on 10 September 2007, the Bonus Issue has been approved by the Hanny Shareholders. The Bonus Issue will proceed in accordance with the timetable set out in the Hanny Circular. Based on the existing number of issued Hanny Shares of 3,338,122,932, the total issued number of Hanny Shares upon completion of the Bonus Issue will be 4,005,747,518.

## SUPPLEMENTAL AGREEMENTS

As a result of the Bonus Issue, Hanny, the Placing Agent and ITC agreed to adjust the Placing Price and the Subscription Price in order to reflect the effect of the Bonus Issue. Because the Bonus Issue is subject to the approval of the Hanny Shareholders, Hanny considers that it will be more appropriate to take into account the effect of Bonus Issue on the Placing Price and Subscription Price after Hanny Shareholders having approved the Bonus Issue, rather than at the time when the Placing Agreement and Subscription Agreement were entered into.

On 10 September 2007, Hanny and the Placing Agent entered into a supplemental agreement to amend the terms of the Placing Agreement such that the Placing Price is adjusted to HK$0.29 per Placing Share. Taking account of the above adjustment basis, the Hanny Directors consider that the adjusted Placing Price is fair and reasonable.

On 10 September 2007, Hanny and ITC entered into a supplemental agreement to amend the terms of the Subscription Agreement such that the Subscription Price is adjusted to HK$0.29 per Subscription Share. Taking account of the above adjustment basis, the ITC Directors and Hanny Directors consider that the adjusted Subscription Price is fair and reasonable.

Accordingly, the maximum net proceeds from the Placing and the Subscription will be adjusted from an aggregate of approximately HK$344 million to approximately HK$285 million where the use of proceeds will remain unchanged.

Save for the aforesaid, there was no other change to the Placing Agreement and the Subscription Agreement.

On behalf of the board of
**Hanny Holdings Limited**
**Dr. Chan Kwok Keung, Charles**
*Chairman*

On behalf of the board of
**ITC Corporation Limited**
**Dr. Chan Kwok Keung, Charles**
*Chairman*

Hong Kong, 10 September 2007

As at the date of this announcement, the Hanny Directors are as follows:

*Executive directors:*
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

*Independent non-executive directors:*
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

As at the date of this announcement, the ITC Directors are as follows:

*Executive directors:*
Dr. Chan Kwok Keung, Charles *(Chairman)*
Ms. Chau Mei Wah, Rosanna
*(Deputy Chairman and Managing Director)*
Mr. Chan Kwok Chuen, Augustine
Mr. Chan Fut Yan
Mr. Cheung Hon Kit

*Independent non-executive directors:*
Mr. Chuck, Winston Calptor
Mr. Lee Kit Wah
Hon. Shek Lai Him, Abraham, JP

何聲明，並明確表示，概不會就本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本公佈僅作說明用途，並不構成收購、購買或認購證券之邀請或要約。

HANNY
VISIONS AHEAD

**HANNY HOLDINGS LIMITED**
**錦興集團有限公司***
*(於百慕達註冊成立之有限公司)*
**(股份代號：275)**

**配售協議及認購協議之補充協議**

ITC

**ITC CORPORATION LIMITED**
**(德祥企業集團有限公司)**
*(於百慕達註冊成立之有限公司)*
**(股份代號：372)**

**認購協議之補充協議**

於二零零七年九月十日，錦興與配售代理訂立補充協議，因發行紅股而修訂日期為二零零七年八月二十四日配售協議之條款，據此每股配售股份之配售價經調整為0.29港元。

於二零零七年九月十日，錦興與德祥企業訂立補充協議，因發行紅股而修訂日期為二零零七年八月二十四日認購協議之條款，據此每股認購股份之認購價經調整為0.29港元。

## 背景

茲提述德祥企業與錦興就配售協議及認購協議而刊發日期為二零零七年八月二十七日之聯合公佈(「該公佈」)及錦興就建議有關錦興新股份發行紅股(「發行紅股」)而刊發日期為二零零七年八月二十四日之通函(「錦興通函」)。除非文義另有所指，否則本公佈所用詞彙與該公佈所界定者具相同涵義。

於二零零七年八月二十四日，錦興與配售代理訂立配售協議，據此，配售代理同意按竭誠盡力基準按每股配售股份0.35港元之價格配售合共最多501,000,000股新錦興股份。

於二零零七年八月二十四日，錦興與德祥企業訂立認購協議，據此，德祥企業同意按每股認購股份0.35港元認購或促使其代理人認購合共最多499,000,000股新錦興股份。德祥企業進一步同意其須認購或促使其代理人認購之認購股份數目相當於根據配售協議將予配售之配售股份數目，惟不超過499,000,000股錦興股份。

誠如錦興通函所述，錦興董事建議進行發行紅股，基準為於二零零七年九月十日星期一，即為釐定權益之記錄日期，每持有五股現有已發行錦興股份將獲派發一股紅股。於二零零七年九月十日錦興舉行之股東特別大會上，錦興股東已批准發行紅股，故發行紅股將根據錦興通函所述之時間表進行。按現有已發行錦興股份3,338,122,932股，於完成發行紅股後已發行錦興股份之總額將為4,005,747,518股。

## 補充協議

由於發行紅股，錦興、配售代理及德祥企業同意調整配售價及認購價，以反映發行紅股之影響。由於發行紅股須待錦興股東批准後方可作實，錦興認為，就計及發行紅股對配售價及認購價之影響，於錦興股東批准發行紅股後較於訂立配售協議及認購協議時更為適當。

於二零零七年九月十日，錦興與配售代理訂立補充協議，以修訂配售協議之條款，據此每股配售股份之配售價經調整為0.29港元。基於以上所述之調整基準，錦興董事認為經調整之配售價乃屬公平合理。

於二零零七年九月十日，錦興與德祥企業訂立補充協議，以修訂認購協議之條款，據此每股認購股份之認購價經調整為0.29港元。基於以上所述之調整基準，德祥企業董事及錦興董事認為經調整之認購價乃屬公平合理。

因此，配售事項及認購事項之最高所得款項淨額將由合共約344,000,000港元調整至約285,000,000港元，而所得款項之用途則維持不變。

除上述者外，配售協議及認購協議概無其他修訂。

代表董事會
**錦興集團有限公司**
*主席*
**陳國強博士**

代表董事會
**德祥企業集團有限公司**
*主席*
**陳國強博士**

香港，二零零七年九月十日

於本公佈日期，錦興董事如下：

*執行董事：*
陳國強博士 *(主席)*
Yap, Allan博士 *(董事總經理)*
呂兆泉先生 *(副董事總經理)*

*獨立非執行董事：*
郭嘉立先生
黃景霖先生
潘國興先生

於本公佈日期，德祥企業董事如下：

*執行董事：*
陳國強博士 *(主席)*
周美華女士 *(副主席兼董事總經理)*
陳國銓先生
陳佛恩先生
張漢傑先生

*獨立非執行董事：*
卓育賢先生
李傑華先生
石禮謙，*太平紳士*

* *僅供識別*

END